SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For the Month of
                                   August 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F X                    Form 40-F
                            ---                            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                            No X
                      ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ .

                           [Genesys Conferencing Logo]



                 Genesys Conferencing Reports Financial Results
                     for Second Quarter Ended June 30, 2003

    Continuing Adoption of Automated Services and Cost Reduction Initiatives
                     Boosts Gross Margins and EBITDA Margins



Montpellier, France, August 13, 2003 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today reported financial results (unaudited) for the second quarter ended June 30, 2003. All financial results are reported under French Generally Accepted Accounting Principles (GAAP).


Comparisons for the second quarter with the prior year included:

o Total call volumes increased 20.5% to 339.4 million minutes
o Revenue decreased 19.7% to (euro)42.3 million
o Gross margin increased to 66.4%, despite revenue decline
o EBITDA* increased 90.3% to (euro)11.1 million with EBITDA margin at 26.2%
o Net income reached (euro)0.9 million, a (euro)14.3 million improvement from the prior year
o Fully diluted GAAP EPS of (euro) 0.05
o Cash and equivalents increased by (euro)6.3 million from Q4 2002 to (euro)16.3 million

Francois Legros, Chairman and Chief Executive Officer, stated, "Our second quarter results reflect our continuing efforts to improve profitability and our financial strength. During the second quarter, we benefited from the continuing increase in call volumes and the shift to higher-margin automated services, as well as our continued cost reduction initiatives."


Second Quarter Results Reflect Improved Profitability from Cost Reduction
Efforts

Total call volumes were 339.4 million minutes for the second quarter of 2003, up 20.5% from the same period in 2002. Automated services call volumes were up 40.3% from the second quarter of 2002 and increased 6.6% from the first quarter of 2003. Automated services represented approximately 64.6% of revenue and 82.1% of audio call volumes in the second quarter of 2003.

Revenue decreased 19.7% to (euro)42.3 million, from (euro)52.7 million in the second quarter of 2002. The revenue decline was primarily due to the weak U.S. dollar and also to the continuing shift to automated services (which carry higher margins but generate lower per-minute revenues than operator assisted services) and to price erosion. Despite the revenue decrease, gross margin was 66.4% compared to 55.9% in the second quarter 2002, primarily driven by the shift to automated services and higher productivity in the consolidated call centers.

Selling, general and administrative expenses and research and development expenses declined (euro)11.7 million to (euro)20.7 million, or 36.2%, compared to the second quarter of 2002, primarily due to the Company's cost-reduction programs. Operating profit in the second quarter of 2003 was (euro)5.0 million, compared to an operating loss of (euro)6.7 million in the second quarter of 2002.

Earnings before interest, taxes, depreciation and amortization (EBITDA*) totaled
(euro)11.1 million in the second quarter of 2003, resulting in an EBITDA margin of 26.2%, compared to (euro)5.8 million in the second quarter of 2002, or an EBITDA margin of 11.1%.

Net income was (euro)0.9 million, or (euro)0.05 per share in the second quarter of 2003, compared with a loss of (euro)13.4 million, or (euro)0.86 per share, in the same period last year. Cash increased to (euro)16.3 million, up (euro)6.3 million from the fourth quarter of 2002.

Michael E. Savage, Executive Vice President and Chief Financial Officer, stated, "The continuing improvement in profitability and the amended credit facility have significantly improved our financial liquidity. We completed the quarter with cash and cash equivalents of over (euro)16.0 million, and we expect further improvement in the second half of 2003."


New Initiatives to Support the Migration to Automated Services and Boost Volume Growth

The Company expects the migration to automated services to continue through 2003 and 2004 until they represent approximately 80% of revenue. To support this migration and boost its volume growth, the Company has now standardized the bundled price offering of its multimedia automated services Genesys Meeting Center, which includes audio, web and video over IP conferencing.


Second Quarter 2003 Conference Call and Webcast

Chairman and Chief Executive Officer Francois Legros and Executive Vice President and Chief Financial Officer Michael E. Savage will host a conference call on August 13, 2003, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time.
The conference call will be webcast live. The call may be accessed at www.genesys.com
A replay of the call will be available at www.genesys.com




*EBITDA is not a generally accepted accounting principle measurement and is presented solely as a supplemental disclosure. See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA.






See financial tables to follow.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 15, 2003. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


About Genesys Conferencing

Genesys Conferencing is a global leader in integrated multimedia solutions, providing a full range of practical and innovative real-time collaboration and conferencing services to over 18,000 clients worldwide. The largest conferencing specialist in the world, with an unmatched global presence, Genesys Conferencing has established its integrated multimedia technology in 19 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing is listed on the Nouveau Marche in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.


At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com


Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com


Tricia Heinrich
Public Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

                                          GENESYS CONFERENCING
                                Consolidated Balance Sheets (French GAAP)
                               (in thousands of euros, except share data)

                                                                At Dec. 31, 2002      At June 30, 2003
ASSETS                                                                                     un audited
Fixed assets:
        Goodwill, net                                               (euro) 77 504         (euro) 71 144
        Intangible assets, net                                             80 715                75 015
        Tangible assets, net                                               27 502                22 779
        Financial assets, net                                               1 194                   998
        Investments in affiliated companies                                   118                   133
                                                                   --------------        --------------
Total fixed assets                                                        187 033               170 069
Current assets:
        Inventory                                                              72                    48
        Accounts receivable, less allowances
        ((euro)3,502 and(euro)3,051 at December 31, 2002
        and June 30, 2003, respectively)                                   35 929                37 755
        Deferred tax assets                                                   361                   111
        Other current assets                                                7 919                 5 785
        Prepaid expenses and deferred charges                               5 834                 6 701
        Marketable securities                                                 109                 5 209
        Cash at bank                                                        9 886                11 083
                                                                   --------------        --------------
Total current assets                                                       60 110                66 692
                                                                   --------------        --------------
TOTAL ASSETS                                                       (euro) 247 143        (euro) 236 761
                                                                   ==============        ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity:
        Ordinary shares, nominal value of (euro) 5 per share,
        15,409,933 shares issued and outstanding at
        December 31,2002 and (euro) 1 per share, 15,482,195
        shares issued and outstanding and June 30, 2003,
        respectively                                                (euro) 77 051         (euro) 15 482
        Common shares to be issued                                          1,332                   141
        Additional paid-in capital                                        180 652               182 416
        Additional paid-in capital to be issued                             6 344                 3 917
        Accumulated deficit                                              (103 250)             (138 022)
        Net income/(loss) for the period                                  (96 617)                1 543
        Currently translation adjustments                                   8 111                11 343
                                                                   --------------        --------------
Total shareholders' equity                                                 73 623                76 820
Provisions for risks and charges                                            7 505                 5 127
Long-term debt:
        Long-term portion of long-term debt                               119 537               104 232
        Long-term portion of capitalized lease obligations                    673                   582
                                                                   --------------        --------------
Total long-term debt                                                      120 210               104 814
Current liabilities
        Bank overdrafts                                                     3 417                 4 605
        Accounts payable and accrued liabilities                           20 276                16 355
        Tax payable and deferred compensation                              15 553                17 901
        Current portion of long-term debt                                   2 390                 8 402
        Current portion of capitalized lease obligations                    1 844                   945
        Deferred revenue                                                      352                   301
        Other liabilities                                                   1 973                 1 491
                                                                   --------------        --------------
Total current liabilities                                                  45 805                50 000
                                                                   --------------        --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         (euro) 247 143        (euro) 236 761
                                                                   ==============        ==============


                                               GENESYS CONFERENCING
                           Unaudited Consolidated Statements of Operations (French GAAP)
                                    (in thousands of euros, except share data)

                                          Three months ended June 30,             Six months ended June 30,
                                      -----------------------------------    ----------------------------------
                                            2002               2003                2002              2003
                                      -----------------------------------    ----------------------------------
Revenue
        Services                         (euro) 52 308      (euro) 42 125       (euro) 107 248    (euro) 87 696
        Products                                   347                145                  859              228
                                      -----------------------------------    ----------------------------------
                                                52 655             42 270              108 107           87 924
Cost of revenue
        Services                                23 010             14 113               45 944           30 860
        Products                                   218                 85                  703              144
                                      -----------------------------------    ----------------------------------
                                                23 228             14 198               46 647           31 004
                                      -----------------------------------    ----------------------------------
Gross Profit                                    29 427             28 072               61 460           56 920
Operating expenses:
        Research and development                 1 188              1 053                2 448            2 085
        Selling and marketing                   13 864             10 484               27 372           19 160
        General and administrative              17 409              9 186               32 995           20 987
        Amortization of intangible               3 643              2 390                7 290            4 784
        assets
                                      -----------------------------------    ----------------------------------
                                                36 104             23 113               70 105           47 016
                                      -----------------------------------    ----------------------------------
Operating income/(loss)                         (6 677)             4 959               (8 645)           9 904
Financial expenses, net                         (3 381)            (2 099)              (5 856)          (3 829)
Equity in income/(loss) of
affiliated companies                                (4)                11                  (11)              15
Income tax expense                                (903)            (1 101)              (1 758)          (2 041)
Amortization of goodwill                        (2 428)              (908)              (5 168)          (2 506)
                                      -----------------------------------    ----------------------------------
Net income/(loss)                       (euro) (13 393)        (euro) 862       (euro) (21 438)    (euro) 1 543
                                        ==============         ==========       ==============     ============

Basic net income/(loss) per share         (euro) (0.86)       (euro) 0.06         (euro) (1.38)     (euro) 0.10
                                         =============        ===========         ============      ===========
Diluted net income/(loss) per share       (euro) (0.86)       (euro) 0.05         (euro) (1.38)     (euro) 0.10
                                         =============        ===========         ============      ===========
Number of outstanding shares used in
computing basic net
income/(loss) per share                     15 544 450         15 547 280           15 536 374       15 547 280
Number of outstanding shares used in
computing diluted net
income/(loss) per share                     15 544 450         16 099 468           15 536 374       16 099 468

                                          GENESYS CONFERENCING
                                  Notes to the Statements of Operations
                                        ( in thousands of euros)


NOTE A- EBITDA calculation                         Three months ended June 30,       Six months ended June 30,
                                                      2002            2003             2002            2003
 General and Administrative expenses             (euro) 17 409   (euro)  9 186    (euro) 32 995   (euro)  20 987
 Amortization of deferred acquisition
 and deferred financing costs                             (393)           (382)            (828)            (777)
 Non recurrent income (charges)                             68            (22)               70              (22)
                                                 -----------------------------    ------------------------------
 Operating General and Administrative            (euro) 17 084   (euro)  8 782    (euro) 32 237   (euro)  20 188
expenses restated for the above items
                                                 =============================    ==============================


 Operating income (loss)                         (euro) (6 677)  (euro)  4 959    (euro) (8 645)  (euro)   9 904
 Amortization of deferred acquisition
 and deferred financing costs                              393             382              828              777
 Amortization of intangible assets                       3 643           2 390            7 290            4 784
 Non recurrent charges (income)                            (68)             22              (70)              22
                                                 -----------------------------    ------------------------------
 Operating income
 restated for the above items                           (2 709)          7 753             (597)          15 487
                                                 -----------------------------    ------------------------------
 Depreciation and provisions                             5 299           3 324           10 776            6 628
 Early termination of a rich media contract              3 231               -            3 231                -
                    EBITDA                       (euro)  5 821   (euro) 11 077    (euro) 13 410   (euro)  22 115
                                                 -----------------------------    ------------------------------


 NOTE B- DETAIL OF FINANCIAL                       Three months ended June 30,       Six months ended June 30,
EXPENSES, NET
                                                      2002            2003             2002            2003

 Interest and other financial income             (euro)     43   (euro)     16    (euro)    280   (euro)     478
 Foreign exchange gains                                  2 396              12            2 559            2 362
                                                 -----------------------------    ------------------------------
 Total financial income                                  2 439              28            2 839            2 840

 Interest and other financial expenses                   2 703           1 286            5 571            4 228
 Foreign exchange losses                                 3 117             841            3 124            2 441
                                                 -----------------------------    ------------------------------
 Total financial charges                                 5 820           2 127            8 695            6 669

           Financial expenses, net               (euro) (3 381)  (euro) (2 099)   (euro) (5 856)  (euro)  (3 829)
                                                 =============================    ==============================


NOTE C- DETAIL OF INCOME                           Three months ended June 30,       Six months ended June 30,
TAX EXPENSE
                                                      2002            2003             2002            2003

Deferred tax expense                             (euro)    (3)   (euro)     17    (euro)     (1)  (euro)     (31)
Income tax expense                                        (900)         (1 118)          (1 757)          (2 010)
                                                 -----------------------------    ------------------------------
           Total income tax expense              (euro)   (903) (euro)  (1 101)   (euro) (1 758)  (euro)  (2 041)
                                                 =============================    ==============================


 (1) We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization.

Annex -- US GAAP Financial Information

                                  GENESYS S.A.
                           CONSOLIDATED BALANCE SHEETS
                                    (US GAAP)
                        (in thousands, except share data)


                                                                                              December 31,            June 30,
                                                                                                  2002                  2003
                                                                                              ------------            --------
                          ASSETS                                                                                    (Unaudited)
Current assets:
  Cash and cash equivalents............................................................       (euro)9,976          (euro)16,256
  Accounts receivable, less allowances of(euro)3,502 at December 31, 2002
    and(euro)3,051 at June 30, 2003....................................................            35,930                37,755
  Inventory............................................................................                72                    48
  Prepaid expenses.....................................................................             1,874                 3,465
  Other current assets.................................................................             5,261                 3,127
                                                                                            -------------         -------------
         Total current assets..........................................................            53,113                60,651
Property and equipment, net............................................................            32,234                27,731
Goodwill and other intangibles, net....................................................           158,213               151,244
Investment in affiliated company.......................................................               118                   133
Deferred tax assets....................................................................               361                   111
Deferred financing costs, net..........................................................             3,797                 3,291
Other assets...........................................................................             1,897                 1,583
                                                                                            -------------         -------------
                   Total assets........................................................     (euro)249,733         (euro)244,744
                                                                                            =============         =============
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdrafts......................................................................       (euro)3,417           (euro)4,605
  Accounts payable.....................................................................            14,344                10,675
  Accrued liabilities..................................................................             7,178                 6,890
  Accrued compensation.................................................................             6,555                 7,480
  Tax payable..........................................................................             8,998                10,421
  Deferred revenue.....................................................................               352                   301
  Current portion of long-term debt....................................................             1,143                 7,191
  Current portion of capitalized lease obligations.....................................               191                   190
  Current portion of deferred tax liability............................................             3,097                 3,097
  Current portion of other long-term liability.........................................             2,284                   802
  Other current liabilities............................................................             1,759                 1,272
                                                                                            -------------         -------------
         Total current liabilities.....................................................            49,318                52,924
Long-term portion of long-term debt....................................................           120,165               104,893
Long-term portion of capitalized lease obligations.....................................               149                   128
Long term portion of deferred tax liability............................................            20,666                19,122
Other long-term liability..............................................................             6,644                 4,831
Commitments and contingencies..........................................................                --                    --
Shareholders' equity:
  Ordinary shares;(euro)5.00 nominal value;
    15,409,933 and 15,482,195 shares issued and
    outstanding at December 31, 2002 and June 30, 2003, respectively...................            77,050                15,482
  Common shares to be issued:(euro)5.00 nominal value; 137,347 and 65,085
    shares at December 31, 2002 and June 30, 2003, respectively........................               687                    65
  Additional paid-in capital...........................................................           194,217               193,565
  Accumulated other comprehensive income...............................................             6,980                 7,955
  Deferred compensation................................................................             (220)                  (97)
  Accumulated deficit..................................................................         (225,172)             (153,373)
                                                                                            -------------         -------------
                                                                                                   53,542                63,597
  Less cost of treasury shares: 22,131 shares at December 2002
    and June 30, 2003..................................................................             (751)                 (751)
                                                                                            -------------         -------------
         Total shareholders' equity....................................................            52,791                62,846
                                                                                            -------------         -------------
                   Total liabilities and shareholders' equity..........................     (euro)249,733         (euro)244,744
                                                                                            =============         =============


                                  GENESYS S.A.

                CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                                    (US GAAP)
                        (in thousands, except share data)

                                                                Three months ended June 30,              Six months ended June 30,
                                                                ---------------------------              -------------------------
                                                                2002                   2003              2002                 2003
                                                                ----                   ----              ----                 ----

Revenue:
  Services.............................................. (euro)51,599            (euro)42,125      (euro)106,539       (euro)87,696
  Products..............................................          347                     145                859                228
                                                         -------------           -------------     --------------      -------------
                                                               51,946                  42,270            107,398             87,924
Cost of revenue:
  Services..............................................       23,010                  14,177             45,944             30,990
  Products..............................................          218                      85                703                144
                                                         -------------           -------------     --------------      -------------
                                                               23,228                  14,262             46,647             31,134
                                                         -------------           -------------     --------------      -------------
Gross profit............................................       28,718                  28,008             60,751             56,790
Operating expenses:
  Research and development..............................        1,188                   1,053              2,448              2,085
  Selling and marketing.................................       13,864                  10,484             27,372             19,160
  General and administrative............................       16,371                   8,862             31,581             20,331
  Restructuring charge..................................           --                      --              3,671                 --
  Amortization of intangibles...........................        3,832                   2,611              7,481              5,226
                                                         -------------           -------------     --------------      -------------
          Total operating expenses......................       35,255                  23,010             72,553             46,802
Operating income (loss).................................       (6,537)                  4,998            (11,802)             9,988
Financial income (expense)
  Interest income.......................................           31                     120                 89                179
  Interest expense......................................       (2,811)                 (1,253)            (5,108)            (3,705)
  Foreign exchange gain (loss)..........................          (25)                    642               (565)             5,330
  Other financial expense, net..........................         (520)                   (482)              (795)              (770)
                                                         -------------           -------------     --------------      -------------
Financial income (expense), net.........................       (3,325)                   (973)            (6,379)             1,034
Equity in income (loss) of affiliated company...........
                                                                   (3)                     11                (11)                15
                                                         -------------           -------------     --------------      -------------
Income (loss) before taxes..............................       (9,865)                  4,036            (18,192)            11,037
Income tax (expense) credit.............................          302                    (328)               651               (494)
                                                         -------------           -------------     --------------      -------------
          Net income (loss)............................. (euro)(9,563)           (euro) 3,708      (euro)(17,541)      euro) 10,543
                                                         =============           =============     ==============      =============
Basic net income (loss) per share....................... (euro) (0.62)           (euro)  0.24      (euro)  (1.13)      (euro)  0.68
                                                         =============           =============     ==============      =============
Diluted net income (loss) per share..................... (euro) (0.62)           (euro)  0.23      (euro)  (1.13)      (euro)  0.66
                                                         =============           =============     ==============      =============
Number of shares used in computing basic net
  income (loss) per share...............................   15,544,450              15,547,280         15,536,374         15,547,280
Dilution effect on convertible notes....................           --                 552,188                 --            552,188
Number of shares used in computing diluted net
  income (loss) per share...............................   15,544,450              16,099,468         15,536,374         16,099,468

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 13, 2003

                                     GENESYS SA


                                     By: /s/ Francois Legros
                                         -------------------
                                     Name:  Francois Legros
                                     Title: Chairman and Chief Executive Officer